Exhibit 7

Consolidated Report of Condition of

Wells Fargo Bank National Association

of 101 North Phillips Avenue, Sioux Falls, SD 57104

And Foreign and Domestic Subsidiaries,

at the close of business September 30, 2009, filed in accordance with 12 U.S.C. §161 for National Banks.

Dollar Amounts In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	$10,576
Interest-bearing balances	3,224
Securities:
Held-to-maturity securities	0
Available-for-sale securities	83,255
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices	31,571
Securities purchased under agreements to resell	1,574
Loans and lease financing receivables:
Loans and leases held for sale	24,141
Loans and leases, net of unearned income	336,946
LESS: Allowance for loan and lease losses	10,037
Loans and leases, net of unearned income and allowance	326,909
Trading Assets	9,540
Premises and fixed assets (including capitalized leases)	4,211
Other real estate owned	1,413
Investments in unconsolidated subsidiaries and associated companies	437
Direct and indirect investments in real estate ventures	50
Intangible assets
Goodwill	11,407
Other intangible assets	15,136
Other assets	24,246

Total assets	$547,690

LIABILITIES
Deposits:
In domestic offices	$381,571
Noninterest-bearing	79,823
Interest-bearing	301,748
In foreign offices, Edge and Agreement subsidiaries, and IBFs	57,166
Noninterest-bearing	1,361
Interest-bearing	55,805
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices	3,708
Securities sold under agreements to repurchase	4,401

Dollar Amounts In Millions
Trading liabilities	8,869
Other borrowed money
(includes mortgage indebtedness and obligations under capitalized leases)	7,405
Subordinated notes and debentures	12,392
Other liabilities	21,101

Total liabilities	$496,613

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	520
Surplus (exclude all surplus related to preferred stock)	30,685
Retained earnings	18,971
Accumulated other comprehensive income	725
Other equity capital components	0

Total bank equity capital	50,901
Noncontrolling (minority) interests in consolidated subsidiaries	176

Total equity capital	51,077

Total liabilities, and equity capital	$547,690

I, Howard I. Atkins, EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

Howard I. Atkins
EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

John Stumpf	Directors
Carrie Tolstedt
Michael Loughlin